EXHIBIT 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 15, 2026

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company” or “our,” “we” or “us”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on July 15, 2026, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, July 15, 2026 at 4:00 p.m. Israel time at the same place (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposals No. 1 and 2 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-electing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposals No. 3 and 4 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and/or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

According to the Companies Law Regulations (Exemptions for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder of record declares and approves that he or she is not a controlling shareholder and/or has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, as detailed in the attached proxy card.

Proposal No. 5 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

It is noted that there may be changes on the agenda after publishing the proxy, and there may be position statements which can be published. Therefore, the most updated agenda will be furnished to the U.S Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-ELECT KOST FORER GABBAY & KASIERER, CERTIFIED PUBLIC ACCOUNTANTS, AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR COMPENSATION UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has approved and recommended the Company’s shareholders to approve the re-election of the accounting firm of Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), as the independent registered public accountants of the Company until the next annual general meeting, and to authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-election of EY as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company, their reasonable compensation and its independence as an auditor.

For additional information of the fees paid by the Company and its subsidiaries to EY for each of the previous two fiscal years, please see “Item 16C - Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 25, 2026.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect EY as the Company’s independent registered public accountants, and to authorize the Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-elect eight MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AND Approve THEIR COMPENSATION

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. Our Board of Directors is currently comprised of eight directors – Dikla Czaczkes Akselbrad, Brooke Story, Yechezkel Barenholz, Joseph BenAmram, Nir Dror, Yitzchak Jacobovitz, Itzhak Krinsky and Robert B. Stein (each, a “Re-Elected Director”).

According to the resolution of the Company’s nomination committee from May 7, 2026, each of Ms. Story, Prof. Barenholz, Mr. BenAmram, Mr. Dror, Mr. Jacobovitz, Dr. Krinsky and Dr. Stein qualifies as an ‘independent director’ under the Nasdaq Stock Market rules.

It is proposed to re-elect each of the Re-Elected Directors as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Articles, unless otherwise provided in the Articles. Each director nominee has certified to us that they meet all requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In their capacity as members of the Company’s Board of Directors, each Re-Elected Director, other than Ms. Czaczkes Akselbrad, Ms. Story and Mr. Jacobovitz, shall be entitled to the following fees: (i) an annual fee of NIS 37,000 (approximately $13,1001) to directors located in Israel; $20,000 to the non-Israeli directors; and (ii) an attendance fee of NIS 2,480 (approximately $880) per meeting of the Board of Directors or a committee thereof, NIS 1,480 (approximately $525) for a Zoom/Teams/telephonic meeting or NIS 1,240 (approximately $440) for written resolutions, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules Concerning Compensation and Expenses of an External Director), 5760-2000.

Ms. Czaczkes Akselbrad’s compensation for her duty as Chief Executive Officer is in accordance with the terms of employment which were approved by the Company’s shareholders on May 3, 2022.

In her capacity as Chairman and according to the approvals given by the Company’s shareholders as of February 4, 2026, Ms. Story shall be entitled to a fixed annual fee of $75,000 with no per-meeting payments.

Mr. Jacobovitz decided to waive any compensation as a director.

In addition, according to the Company’s compensation policy (the “Compensation Policy”), on the date of the Meeting, each Re-Elected Director, other than Ms. Czaczkes Akselbrad and Mr. Jacobovitz (the “non-executive directors”), will be granted options to purchase such number of Ordinary Shares in an annual value of $40,000 according to the terms specified in the Compensation Policy (the “non-executive directors’ annual options”).

In case Proposal 3 on the agenda of the Meeting will be approved: (i) the amount of non-executive directors’ annual options granted to each non-executive director, will be calculated based on the share closing price on the trading day before May 11, 2026; and (ii) the exercise price will be equal to the average closing price of the Company’s Ordinary Shares over the 30 trading days prior to May 11, 2026.

In case Proposal 3 on the agenda of the Meeting will not be approved: (i) the amount of non-executive directors’ annual options granted to each non-executive director, will be calculated based on the share closing price on the trading day before the date of the Meeting; and (ii) the exercise price will be equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting.

[1]	All $ amounts in this proxy statement are calculated according to the exchange rate published by the Bank of Israel as of June 3, 2026.

In addition, in their capacity as members of the Board of Directors, the Re-Elected Directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors, all of which are in accordance with the Articles and the Company’s Compensation Policy.

A brief biography of the background and experience of each Re-Elected Director is set forth below:

Ms. Dikla Czaczkes Akselbrad has served as our Chief Executive Officer since July 2022 and a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel.

Ms. Brooke Story has served as a director and the chairman of our board of directors since December 2025. Ms. Story has led the separation and integration management office at BD (Becton, Dickinson and Company) (NYSE:BDX), or BD, since June 2024. She was Worldwide President, Surgery, at BD from July 2023 to March 2024, and Worldwide President, Integrated Diagnostic Solutions, at BD from April 2021 to July 2023. From December 2018 to April 2021, Ms. Story worked as President, Pelvic Health and Gastric Therapies, at Medtronic plc (NYSE: MDT) (“Medtronic”). Prior to that, Ms. Story held various positions at Medtronic. Ms. Story has been serving as a director at LivaNova, PLC (Nasdaq: LIVN) since September 2022. She also served as a director at Sigilon Therapeutics, Inc. (Nasdaq: STGX) from June 2021 to September 2022. Ms. Story holds a B.S. degree from the University of Tennessee, Knoxville in  Knoxville, Tennessee, United States, and earned an M.B.A. from the University of Michigan in Ann Arbor, Michigan, United States.

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1971. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He served as a director of Aulos Bioscience from 2019 to 2023. He is the major inventor and co-developer of Doxil®, an anti-cancer drug-product which is the first FDA approved nano-drug, approved globally and used to treat more than one million cancer patients. He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021, and which is now sold in the United States and Israel. The MMII liposomal drug-product he invented for the treatment of osteoarthritis is now ready for phase III clinical trials in U.S. and Europe. Prof. Barenholz has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He is one of the founders of the new field of Nanomedicine. Prof. Barenholz holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Mr. Joseph BenAmram has served as a director since May 2023. Mr. Joseph BenAmram held various leadership roles at Merck in sales, marketing and business development for over 22 years. In his last position he was Senior Vice President & President of EURAM Region from October 2017 to February 2019. From June 2016 to September 2017, he served as Senior Vice President & President of MER Region and from October 2013 to May 2016 as Senior Vice President & President, Diversified Brands Division. From August 2010 to October 2013, Mr. BenAmram served as Merck’s Vice President & General Manager Emerging Markets. Mr. BenAmram currently serves as the Co-Founder & Chief Strategy Officer of Golden Age Health PTE. LTD. (since March 2023), Senior Advisor to Armira PE (since January 2023) and Senior Advisor to Interna Therapeutics (since May 2021). He holds an M.B.A. from Tel Aviv University, Recanati Graduate School of Business Administration, and a Bachelor’s degree in Economics and Management from Tel Aviv University, Recanati Graduate School of Business Administration.

Mr. Nir Dror has served as a director since May 2020 and the interim chairman of our board of directors from August 2025 to December 2025. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Mr. Yitzchak Jacobovitz has served as a director since February 2025. Mr. Jacobovitz is currently a partner at AIGH Capital Management, a position he has held since 2014. He served as a director at the board of directors of Myomo, Inc. (NYSE American: MYO) from January 2023 until June 2025. Prior to his current positions, Mr. Jacobovitz was a managing director at Capstone, a policy research firm, and an analyst at Leap Tide Capital, a special situations hedge fund. Mr. Jacobovitz earned his Masters in Business Administration from Johns Hopkins University and is a Chartered Financial Analyst.

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky currently serves as a director and member of the audit committee of Noramco Inc., Woodstock Sterile Solutions and Apotex Inc., positions he has held since September 2018, April 2021 and April 2023, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016 after serving for more than 7 years on Teva’s Executive Committee. Dr. Krinsky served as a director of Kamada Ltd. from November 2017 to November 2019, as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018 and a Director and member of the Audit Committee at Globrands Ltd from July 2018 to December 2023. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as a Venture Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He served as President, Regenerative Medicine at Mimedx, from 2019 to 2022 and on the board of directors of Protagenic Therapeutics, Inc. from February 2016 to May 2025. He serves on the boards of directors of ImmunoGenesis Inc. since June 2020, Alpheus Medical Inc. since October 2025 and OncoResponse Inc. since December 2025. He has served as a member of the Washington University St. Louis Biopharmaceutical Advisory Board since October 2020 and a senior advisor to the Needleman Program in Innovation and Commercialization at WUSTL since February 2023. Dr. Stein has been a member of the Scientific Advisory Board of Ohio State University and the James Comprehensive Cancer Center’ Drug Development Institute since 2011. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein is board certified in Anatomic and Clinical Pharmacology. He has 46 years of experience in the pharma and biotech industries, including leadership roles at Merck, Ligand, DuPont, Incyte, Roche, and Kinemed in addition to the roles mentioned above. He has played a key role in the discovery and/or development of eight registered medicines, including Sustiva®, Promacta®, and Eliquis®.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-elect Ms. Brooke Story as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.”

3.	“RESOLVED, to re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

4.	“RESOLVED, to re-elect Mr. Joseph BenAmram as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

5.	“RESOLVED, to re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

6.	“RESOLVED, to re-elect Mr. Yitzchak Jacobovitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

7.	“RESOLVED, to re-elect Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

8.	“RESOLVED, to re-elect Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

The approval of each of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE AN AMENDMENT TO THE TERMS OF NON-EXECUTIVE DIRECTORS’ ANNUAL OPTIONS GRANT

Background

According to the Compensation Policy, in each annual general meeting, each non-executive director is granted non-executive directors’ annual options in an annual value of $40,000. The vesting schedule and exercise price of non-executive directors’ annual options are specified in the Compensation Policy.

Proposed amendment to the non-executive directors’ annual options’ terms

On May 7, 2026 and May 11, 2026 (the “Board Meeting”), the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve amendments to certain terms of non-executive directors’ annual options, in deviation of the Compensation Policy, as follows (the “amendment to options terms”):

(i) the amount of non-executive directors’ annual options will be calculated based on the share closing price on the trading day before the Board Meeting (9,132 options for each non-executive director) instead of the day of the Meeting; and

(ii) the exercise price of each non-executive directors’ annual option will be equal to the average closing price of the Company’s Ordinary Shares over the 30 trading days prior to the day of the Board Meeting (US$ 4.46) instead of the closing price of the Company’s Ordinary Shares on the date of the Meeting.

When considering the amendment to options terms, with terms which exceed the terms of the Compensation Policy, the Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) that determining the calculation date as of the Board Meeting date provides a clear and known reference point for the directors, the Company and the shareholders when evaluating the grant of non-executive directors’ annual options, and avoids uncertainty as to the final economic terms during the period before shareholder approval; and (iii) that the amendments to options terms reflect fair and reasonable terms that depend on the Company’s Ordinary Share market price.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the amendments to the non-executive directors’ annual options’ terms, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

TO APPROVE AN OPTION GRANT FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER, MS. DIKLA CZACZKES AKSELBRAD

Ms. Dikla Czaczkes Akselbrad has served as the Company’s Chief Executive Officer since July 2022 and as a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer.

On May 7, 2026 and May 11, 2026, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve a grant of options to Ms. Czaczkes Akselbrad as part of an annual grant of options to all of the Company’s employees.

Under this grant, Ms. Czaczkes Akselbrad will be granted an amount of options to purchase up to 149,000 Ordinary Shares (the “CEO Options”) on the following terms:

●	Term and Vesting Schedule- the CEO Options shall vest and become exercisable during a 4-year period beginning as of May 11, 2026 (the “Vesting Commencement Date”). Six and one quarter percent (6.25%) of the shares covered by the CEO Options shall vest at the end of each quarter subsequent to the Vesting Commencement Date.

●	Exercise Price- the CEO Options shall be exercisable at an exercise price of $4.46 per Ordinary Share, which equals the average closing price of the Company’s Ordinary Shares over the 30 trading days prior to May 11, 2026.

●	Other terms- the CEO Options are subject to such other terms and conditions set forth in the Company’s standard form of option agreement and the provisions of the Company’s Amended and Restated 2012 Share Option Plan for C-level officers, including the right to exercise vested options during a period of one year following termination of employment.

The CEO Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering the CEO Options grant, the Compensation Committee and Board of Directors considered numerous factors, including, among others: (i) the position, responsibilities, background and experience of Ms. Czaczkes Akselbrad; (ii) that the CEO Options granted to Ms. Czaczkes Akselbrad reflect a fair and reasonable value for Ms. Czaczkes Akselbrad’s services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the grant of CEO Options to Ms. Czaczkes Akselbrad is in accordance with the Company’s Compensation Policy; and (iv) that the grant of CEO Options to Ms. Czaczkes Akselbrad will create a similarity of interests between the Company’s shareholders and Ms. Czaczkes Akselbrad.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the CEO Options grant for Ms. Czaczkes Akselbrad is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of CEO Options for Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements and Annual Report on Form 20-F for the year ended December 31, 2025, to the Company’s shareholders. The financial statements and Annual Report on Form 20-F for the year ended December 31, 2025, were filed with the SEC on February 25, 2026, and are available on the SEC’s website at:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001611842/000121390026020370/ea0276727-20f_polypid.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2025.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equiniti Trust Company, LLC

55 Challenger Road, 2nd Floor

Ridgefield Park, NJ 07660

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 10, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 10, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Brooke Story, Chairman of the Board of Directors